UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

GOLDEN MATRIX GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

381098300
(CUSIP Number)

Weiting ‘Cathy’ Feng
3651 Lindell Road, Suite D131 Las Vegas, NV 89103
(702) 318-7548
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of Reporting Person Weiting ‘Cathy’ Feng
2.	Check the Appropriate Box if a Member of a Group. (a) ☐. (b) ☐.
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐.
6.	Citizenship or Place of Organization Australian

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,853,415 shares of Common Stock(1)
	8.	Shared Voting Power -0- shares of Common Stock
	9.	Sole Dispositive Power 2,853,415 shares of Common Stock(1)
	10.	Shared Dispositive Power -0- shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,853,415 shares of Common Stock(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4%(1)
14.	Type of Reporting Person IN

___________

(1) Does not include up to 125,000 shares of common stock issuable in connection with the vesting of the RSUs discussed below (in Item 3 of Amendment 2).

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EXPLANATORY NOTE

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2021, as amended by the Amendment No. 1 thereto filed with the Commission on October 5, 2021, Amendment No. 2 thereto filed with the Commission on October 4, 2022, Amendment No. 3 thereto filed with the Commission on December 9, 2022 and Amendment No. 4 thereto filed with the Commission on February 3, 2023 (the Schedule 13D as amended, the “Schedule 13D”), by Weiting ‘Cathy’ Feng.

As used in this Amendment:

•	“Common Stock” means the common stock of the Issuer;

•	“Issuer” or “Company” means Golden Matrix Group, Inc.; and

•	“Reporting Person” means Weiting ‘Cathy’ Feng.

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

The share amounts set forth in this Amendment retroactively take into effect reverse stock splits of one-for-1,500, 1-for-150 and 1-for-150, which were affected by the Company on April 7, 2016; December 15, 2016; and June 26, 2020, respectively.

This Amendment is being filed to disclose a reduction in the Reporting Person’s beneficial ownership of securities of the Issuer. Because the Reporting Person no longer beneficially owns greater than 5% of the Issuer’s outstanding securities, this Amendment is the final amendment to the Schedule 13D and is an exit filing for the Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On January 17, 2024, Ms. Feng was issued 62,500 shares of common stock upon the vesting of certain Restricted Stock Units to purchase shares of common stock of the Company, the terms of which are discussed in Amendment No. 2.

Item 4. Purpose of the Transaction

Item 4 is amended and restated in its entirety by the following:

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Person acquired the securities pursuant to the transactions described in Item 3 above. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase or acquire additional securities of the Issuer or dispose of some or all of the securities she currently owns from time to time in open market transactions, private transactions or otherwise.

Except as may occur in the ordinary course of business of the Company, the Reporting Person does not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

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(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Person retains the right to change her investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by her, in any manner permitted by law.

Additionally, Ms. Feng, in her capacity as member of the Board of Directors and Chief Operating Officer, may from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains her right to modify her plans with respect to the transactions described in this Item 4 and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

On September 21, 2023, Ms. Feng entered into a Rule 10b5-1 Sales Plan with Oppenheimer & Co. Inc. (“Oppenheimer” and the “10b5-1 Plan”) pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the purpose of selling shares of Common Stock in open market transactions. The description of the 10b5-1 Plan set forth in Item 6 below is incorporated herein by reference in its entirety. The transactions contemplated by the 10b5-1 Plan will result in the disposition of securities of the Issuer. The 10b5-1 Plan is intended to comply with Rule 10b5-1 under the Exchange Act, which permits persons to enter into a binding, pre-arranged plan to buy or sell Issuer stock at a time when such person is not in possession of material, nonpublic information about the Issuer.

As described above, Ms. Feng has adopted a trading plan in accordance with Rule 10b5-1 under the Exchange Act, in order to sell Common Stock. Otherwise, the Reporting Person has no current plans or proposals that relate to or would result in any of the changes or transactions enumerated in subsections (a) - (j) of Item 4 of the General Instructions for Complying with Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change her purpose or formulate different plans or proposals with respect thereto at any time.

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Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety by the following:

(a) As of the date of this Amendment, the Reporting Person beneficially owns in aggregate 2,853,415 shares of Common Stock of the Issuer, representing approximately 2.4% of the Issuer’s outstanding Common Stock on such date (118,884,144 shares of Common Stock, as confirmed by the Company’s transfer agent on such date), but not including the shares of common stock issuable upon the vesting of the RSUs discussed above (in Item 3 of Amendment 2), which have not vested to date.

(b) Ms. Feng has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock (and RSUs) which are held directly by Ms. Feng (see Item 5(a) above).

(c) The information in Item 3 is incorporated by reference into this Item 5(c).

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Person.

(e) On April 9, 2024, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s common stock.

 Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

10b5-1 Plan

Pursuant to the 10b-5-1 Plan, Ms. Feng may sell up to 1,134,842 shares of Common Stock beneficially owned by Ms. Feng, on the open market, subject to the satisfaction of certain conditions, including, among others, the Company’s trading price. All sales under the 10b5-1 Plan are to be made in the discretion of Oppenheimer and in accordance with the terms, conditions and restrictions of the 10b5-1 Plan. Pursuant to the 10b5-1 Plan, potential sales begin on January 19, 2024 and will continue until September 21, 2025, or until all of the shares of Common Stock to be sold under the 10b5-1 Plan are sold or the 10b5-1 Plan is otherwise terminated.

The foregoing description of the 10b5-1 Plan is qualified in its entirety by the full text of the 10b5-1 Plan, the form of which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1

Form of Golden Matrix Group, Inc. Notice of Restricted Stock Grant and Restricted Stock Grant Agreement (2022 Equity Incentive Plan)(officer and employee awards – September 2022)(Filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 20, 2022, and incorporated by reference herein).

99.2	Form of Rule 10b5-1 Sales Plan (Filed herewith).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2024

/s/ Weiting ‘Cathy’ Feng
Weiting ‘Cathy’ Feng